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                   [LETTERHEAD OF IRONSIDE TECHNOLOGIES INC.]

February 26, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Edward M. Kelly, Esq.

         Re: Ironside Technologies Inc.
             Registration Statement on Form S-1, File No. 333-48186 Application for Withdrawal

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-48186 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on October 18, 2000.

         In light of current market conditions, the Registrant has determined not to proceed at this time with the public offering contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement. The Registrant may undertake a private placement in reliance on the safe harbor of Rule 155(c) promulgated under the Securities Act of 1933, as amended.

         Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as reasonably possible. If you have any questions regarding this application for withdrawal, please contact Reed W. Topham, Esq., of Stoel Rives LLP, legal counsel to the Registrant, at (801) 578-6918.

                                      Sincerely,

                                      Ironside Technologies Inc.


                                      By: /s/ William B. Lipsin
                                          --------------------------------
                                          William B. Lipsin,
                                          President and Chief Executive Officer